May 16, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortive Corporation (the “Company”) Registration Statement on Form S-4 Registration No. 333-217740

Ladies and Gentlemen:

This letter is sent on behalf of the Company in connection with a Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on May 5, 2017 (such Registration Statement as amended or supplemented, the “Registration Statement”) relating to the Company’s proposed issuance and exchange (the “Exchange Offer”) of up to (i) $300,000,000 aggregate principal amount of its 1.800% Senior Notes due 2019 (the “New 2019 Notes”), (ii) $750,000,000 aggregate principal amount of its 2.350% Senior Notes due 2021 (the “New 2021 Notes”), (iii) $900,000,000 aggregate principal amount of its 3.150% Senior Notes due 2026 (the “New 2026 Notes”) and (iv) $550,000,000 aggregate principal amount of its 4.300% Senior Notes due 2046 (the “New 2046 Notes” and, collectively with the New 2019 Notes, the New 2021 Notes and the New 2026 Notes, the “New Notes”) for a like principal amount of the Company’s outstanding (i) 1.800% Senior Notes due 2019 (the “Old 2019 Notes”), (ii) 2.350% Senior Notes due 2021 (the “Old 2021 Notes”), (iii) 3.150% Senior Notes due 2026 (the “Old 2026 Notes”) and (iv) 4.300% Senior Notes due 2046 (the “Old 2046 Notes,” and collectively with the Old 2019 Notes, the Old 2021 Notes and the Old 2026 Notes, the “Old Notes”).

The Company confirms to the staff (the “Staff”) of the Division of Corporation Finance of the Commission that the Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation Commission no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated Commission no-action letter (available June 5, 1991), the Mary Kay Cosmetics, Inc. Commission no-action letter (available June 5, 1991) and the Shearman & Sterling Commission no-action letter (available July 2, 1993).

In connection with the Exchange Offer, the Company represents to the Staff that:

(i)	It has not entered into any arrangement or understanding with any person that will receive New Notes in the Exchange Offer to distribute such New Notes following completion of the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

Daniel B. Kim

Vice President, Associate General Counsel and Assistant Secretary

6920 Seaway Boulevard

Everett, WA 98203

425.446.4928

daniel.kim@fortive.com

(ii)	It will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus and letter of transmittal) that if such participant acquires the New Notes in the Exchange Offer with the intention of participating in any manner in a distribution of them, such participant:

(a)	may not rely on the Staff’s interpretive position expressed in the Exxon Capital line of Commission no-action letters and interpretive letters of the Staff of similar effect; and

(b)	in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the New Notes and be identified as an underwriter in the prospectus.

(iii)	It will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving New Notes in exchange for Old Notes that it acquired those Old Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please do not hesitate to contact Erika Robinson of Wilmer Cutler Pickering Hale and Dorr LLP at (202) 663-6402 or the undersigned at (425) 446-4928 with any questions or comments concerning this letter.

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Sincerely,

FORTIVE CORPORATION

By:	/s/ Daniel B. Kim
	Name:	Daniel B. Kim
	Title:	Vice President - Associate General Counsel and Assistant Secretary

cc:	Erika L. Robinson
Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, New York 10007